

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Deborah Fortescue-Merrin, Chairman and Director
Creator Capital Limited
73 Front Street, Floor Two
Hamilton HM 12
Bermuda

> **Re: Creator Capital Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 22, 2010**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed August 23, 2010**
> **File No. 001-14611**

Dear Ms. Fortescue-Merrin:

We have reviewed your letter dated December 16, 2010 in connection with the above-referenced filings and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2010.

Form 20-F/A for the Fiscal Year Ended December 31, 2009

Item 16F. Change in Certifying Accountant, page 25

1.   We reissue and clarify prior comment 1. We note the proposed disclosure that you plan to include in your Form 20-F/A for the fiscal year ended December 31, 2009. Your disclosure states that you did not consult with Saturna Group Chartered through February 15, 2010. Considering that you engaged the new independent accountant on March 8, 2010, please address any consultation through the interim period prior to engaging that accountant (i.e. through March 8, 2010), pursuant to paragraph (a)(2) of Item 16F of Form 20-F.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant